OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Shark Wheel LLC
22600 Lambert st
704-A
Lake Forest, CA 92630

www.sharkwheel.com



10000 Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 100,000 units ($100,000)

Minimum 10,000 units ($10,000)

Company	Shark Wheel
Corporate Address	22600 Lambert St. #704, Lake Forest, CA 92630
Description of Business	Reinvention of the wheel. Numerous industries.
Type of Security Offered	Shares offered in the form of units persuant to LLC structure.
Purchase Price of Security Offered	$1/share
Minimum Investment Amount (per investor)	$250

Perks

$250+ 25% off anything on SharkWheel.com up to $1,000 in purchases

$1,000+ 50% off anything on SharkWheel.com up to $1,000 in purchases

$1,500+ Free set of skateboard or longboard wheels on SharkWheel.com

$2,500+ Free skateboard or longboard on SharkWheel.com

$7,500+ Free custom skateboard or longboard with inventor's signature

$10,000+ If you invest $10,000, you will receive all of the above including a personal meeting with David Patrick, see incredible Shark Wheel applications in development and listen to David's scientific discovery that led to Shark Wheel's conception. Location in Lake Forest California. Lodging and transportation not included.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct

the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Shark Wheel is a company located in Lake Forest, California dedicated to making the most unique, innovative and technologically advanced wheels in the marketplace. David Patrick's scientific discovery led to the literally reinvention of the wheel, which is flat on six sides and displays scientifically proven performance advantages compared to the traditional wheel. This biomimetic invention is nearly identical to the shape of a shark's jaw. When in motion, the wheel appears to be a rolling cube, although it feels perfectly circular when riding. Shark Wheel appears to be a consumer products company at first glance, but in fact Shark Wheel is primarily a licensing entity. Currently in development on wheels in 13 industrial markets, Shark Wheel has already partnered up with the industry leader in the majority of these segments. Shark Wheel has won multiple international competitions in the skateboarding industry, giving it high-performance premium positioning within the community. After airing on Shark Tank, the Discovery Channel and two FedEx online commercials, Shark Wheel has become a known technology to a large population.

Currently, Shark Wheels revenue comes from sales in the skateboarding, longboarding, and roller skating industries. Wheels are produced at Elasco Inc. in Garden Grove, California. Elasco is one of the world leaders in polyurethane and is one of the largest producers of skateboard wheels in the world. Retail sales go through Shark Wheel's retail website (www.sharkwheel.com). Wholesale and Distributor orders go through Shark Wheel's wholesale website (www.sharkwheel.net). Distributors and wholesalers must provide information and be approved for a wholesale account before seeing discounted prices and having the ability to purchase. Shark Wheels are also sold on various other channels, including Amazon, Ebay, Newegg, Touch of Modern, Fancy, the Grommet, and others. Shark Wheel ships out of its offices in Lake Forest, California Monday-Friday around the world. Shark Wheel also has some level of distribution in numerous countries including:

- United States
- Australia
- China
- Brazil
- Canada
- Austria
- Belgium
- Luxembourg
- Netherlands
- Bulgaria

- Cyprus
- Czech Republic
- Germany
- Denmark
- Estonia
- Spain
- Finland
- France
- United Kingdom
- Greece
- Hungary
- Ireland
- Italy
- Lithuania
- Latvia
- Malta
- Poland
- Portugal
- Romania
- Sweden
- Slovenia
- Slovakia

Skateboarding was decided to be Shark Wheel's initial entry point for a variety of reasons. First, David Patrick (Shark Wheel's inventor) and others who worked at Shark Wheel, were passionate lifelong skaters. It was a market everyone knew well and also had a low barrier to entry. For example, it made more sense for Shark Wheel to launch a Kickstarter campaign for skateboard wheels and sell product right away, rather than start with a car wheel and have high capital costs and potentially years of regulatory approval from the Department of Transportation. Skateboarding was also a way to show other industries its high-performance characteristics. Shark Wheel felt if we could show a great performing and safe product as our longboarders sped down mountain passes at 50mph sliding around corners with no guard rail, we could surely show the safety of a stroller traveling at 1mph. Skateboarding also brought a cool factor to the shape and allowed us to position the wheel in the middle-high end of the market showing that it is a premium technology.

Shark Wheel has primarily focused however on the development of wheels in other industries. The future of the company is in other markets, primarily the industrial sector. The beauty of the wheel business is that many markets use the same wheel. Once we finalize our design for caster wheels, for example, the same size and shape will be used for wheelchairs, ambulance stretchers, hospital beds, lawnmowers and dozens of other applications.

The next market Shark Wheel is entering is the luggage industry. It is possible that during the duration of this campaign, the luggage will be released to the public. Shark Wheel accepted the strategic partnership with Athalon luggage because it views Shark

Wheel as a premium technology and will use the wheel on its entire line of products. The first release is high-tech luggage with magnetic pocket openings, GPS tracking, USB charging ports, double-zipper technology, a built-in scale, and of course Shark Wheels all controlled by your smart phone. This licensing deal will begin bringing in revenue in 2017.

Shortly after the luggage launch, Shark Wheel anticipates the release of it pallet jack wheel. Specifically, the 6 inch wide pallet jack wheel for ride-on pallet jacks will be the first wheel released. Shark Wheel is in a development deal with a multi-billion dollar company in this industry and is moving to the contract phase in 2017.

The team

Officers and directors

Gary Fleishman	CEO
David Patrick	Chief Technology Officer
Zack Fleishman	Chief Operating Officer

Gary Fleishman
Former Vice President at Coldwell Banker, 35 years experience running businesses. Gary's management experience and business expertise in running companies for over 35 years serves Shark Wheel's vision of a professionally structured company that looks to establish itself as a major player in the energy industry. Gary has served as the Senior Vice-President and Regional Manager for the world's largest real estate company, Coldwell Banker. He is a well-established business guru that has developed real estate offices into number one producers. He has also been a successful concert promoter holding major events at the Hollywood Bowl. Gary is a self-made success as a real estate office manager as well as business course designer and motivational speaker. He also developed the first NFL independent website for the then L.A. Raiders football team over 15 years ago. As the manager of the Palos Verdes Estates, Malaga Cove Coldwell Banker, Gary has worked at Coldwell Banker for over 20 years (1997). Gary is a leader of companies and has been for decades. Gary is the original financier of Shark Wheel and is committed to exceeding the company's potential. Gary is involved in all Shark Wheel negotiations and business dealings. Bachelors degree in recreation (1968) and masters in special education (1972) and minor in psychology at LA State University (now CSULA).

David Patrick
Inventor of the Shark Wheel on his third startup company. First two companies sold for multi-million dollar deals. David serves as the Chief Technology Officer at Shark Wheel. He is a one-of-a-kind inventor and discovered a fundamental shape inherent in Nature's motions. David believes in the phrase 'innovate, never imitate' and he is constantly in development on various wheel applications and improving the existing design for new generations of release. Shark Wheel is David's third startup company.

His first company, California Capital, became the #2 mortgage company in the State of California, grossing $800,000 per month. David was the founder and worked there from 1991-1997. The software that he designed to run his company was light years ahead of his competitors. His second business, Provantedge, was selling the software he originally created at California Capital. He sold his advanced software to companies including Boeing and Ford. His software is still in use today. David was the founder at Provantedge and worked there from 1197-2203. David also served as inventor and CTO at 4sphere, a novel wind and water turbine company that was picked up by the Los Angeles Cleantech Incubator as its resident portfolio company for turbines in 2012. Attended Orange Coast College with an engineering focus.

Zack Fleishman
Third startup company as Chief Operating Officer. Pro tennis player for 10 years. Handles day-to-day operations for Shark Wheel. Zack brings tremendous strength to the Shark Wheel management team. Ranked #11 in the United States on the ATP Professional Tennis Tour, he proved that he is no stranger to hard work, sacrifice, and success. Having been a professional athlete for over ten years (2000-2011 with 4 injury-riddled seasons) instilled in Zack a tremendous work ethic and attention to detail. While on the ATP Tour, Zack started his own company, Z Management, which turned into one of the most successful tennis instruction businesses in Southern California. Z Management has created junior champions, adult champions and has secured many scholarships to various universities. Zack began by getting Shark Wheel into the Los Angeles Cleantech Incubator as one of its resident portfolio companies. It was there that Zack chose to launch a Kickstarter campaign (2013) to bring the Shark Wheel idea to the masses. Zack also served as Chief Operating Offices at 4sphere, a novel wind and water turbine company that was picked up by the Los Angeles Cleantech Incubator as its resident portfolio company for turbines in 2012. Attended UCLA with business and economics major.

Related party transactions

In 2015, the Company issued a note to a co-founder of the Company. The note is unsecured, bears no interest, and has no fixed terms of repayment. The note receivable totaled $25,812 as of December 31, 2016 and 2015. In June 2017, a co-founder of the Company extended a working capital loan of $25,000 with an interest rate of 6% to the Company. The loan will mature with a lump sum payment due in June 2018.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Shark Wheel patents and other intellectual property could be unenforceable or ineffective.** Shark Wheel is currently patent pending in dozens of countries. No patents have been issued to date. It cannot be guaranteed that Shark Wheel is issued its patents. There is strong reason to believe the patents will be issued however, but it cannot be known.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established products who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Any valuation at this stage is speculation.** No one is saying the company is worth a specific amount. They cannot. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. As explained earlier, we have determined the valuation based on many factors, including past rounds. Ultimately, it is up to the investor to decide if the valuation is accurate.

- **Shark Wheel trademarks may not be issued.** One trademark has been issued for skateboarding and roller skate wheels in the United States. Other trademarks are pending in China and other trademarks in various industries are pending in the United States.

- **Innovative technology is not always adopted.** There are occurrences of many interesting and innovative technologies not being adopted by the masses. Shark Wheel feels that its $700,000+ sales in 2016 in the skateboarding industry is a good indication of people interested in buying the wheels. But, there are no proof points that people want to buy Shark Wheels in other industries outside of skateboarding, longboarding, and roller skating.

- **Further scientific tests could show the Shark Wheel to be inferior.** Current and preliminary scientific testing has shown the Shark Wheel to have advantages in friction, speed, longevity and off-road ability. But, future testing could show inferiority in certain areas. For example, Shark Wheel has already identified 4 markets where its wheel will never be used: bicycles, motorcycles, 2-wheeled scooters and rollerblades. The Shark Wheel does not perform well when leaning or tilting past a certain angle. Although dozens of markets are a good fit for the Shark Wheel, 4 markets have been identified as a bad fit.

- **Large capital requirements.** Shark Wheel believes it is primarily a licensing entity and therefore will not require large amounts of capital. But, Shark Wheel plans to manufacturer skateboard, longboard, roller skate and pallet jack wheels. There will be large inventory purchases for the listed markets and there could be more need for capital in the future.

- **Lawsuits** No company is immune from lawsuits. Although Shark Wheel does have General Liability and Product Liability insurances, it is conceivable that an event could occur in the future where Shark Wheel must face high legal costs.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Gary Fleishman, 25.37% ownership, Membership Units
- Zack Fleishman, 25.37% ownership, Membership Units
- David Patrick, 23.54% ownership, Membership Units

Classes of securities

- Membership units: 15,250,024

  ### Outstanding Units

  250,000 of the units listed directly above are not issued. They are in the form of a warrant, held by an investor of Shark Wheel. The investor has until December 31, 2017 to choose to execute the warrant at a $12 million valuation.

  ### Voting Rights

  The Shares are non-voting except as otherwise required by applicable law.

  ### Distribution Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  ### Rights to Receive Liquidation Distributions

  In the event of a liquidation, dissolution or winding up of the Company, the holders of the Shares shall be entitled to receive any distributions available to the holders of Common Stock on a pro rata basis to the holders of the shares of Common Stock.

  ### Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the

holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future. Units are not transferrable. This Crowdfunding Campaign is offering Class B non-voting units.

What it means to be a Minority Holder

As a minority holder of this investment into Shark Wheel, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. Shares are non-voting.

No preferred shares have been issued in Shark Wheel. Minority investors will receive disbursements based on the pro rata amount of units they own. In layman terms, all investors will be paid disbursements (when the managing members determine it is time to disburse funds) without any preferential treatment.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Shark Wheel entered the skateboarding industry in May of 2014. The first year of revenue (2014) was a condensed 7 month time period. Revenue for 2014 was: **$236,552.55.** Gross sales for 2014 include Shark Wheel's $79,300 Kickstarter campaign that launched the company.

On May 15, 2015, Shark Wheel aired on Shark Tank on the season 6 season finale. 2015 revenue: **$541,696.00**

In 2016, Shark Wheel saw additional growth of skateboard sales. 2016 revenue: **$708,820.00**

Shark Wheel has invested heavily in the future of the company. Taking into account the front-loaded Research and Design expenditures, Shark Wheel is cash flow negative. Once the licensing deals start to materialize (luggage is expected in Fall of 2017) and Shark Wheel begins manufacturing in other industries (pallet jack wheels, wheelchairs and others in 2018), Shark Wheel anticipates positive cash flow moving forward.

At the moment, Shark Wheel is primarily a Research and Development company, evolving into a licensing entity. Shark Wheel's manufacturing markets will be limited, keeping the capital needs to a minimum.

Cost of goods sold in 2015 were $298,469.00, while cost of goods sold in 2016 were $313,314.00.

2015 losses were $434,788.00. 2016 losses were $424,214.00

Financial Milestones

Shark Wheel is investing for continued growth of the brand in skateboarding, longboarding, and roller skating. Shark Wheel is primarily investing in the development of wheels across dozens of markets with licensing deals as the end goal.

Shark Wheel anticipates generating over $5 million in gross income per year just for pallet jack wheels. Pallet jack wheels are part of a larger market called the material handling industry. There are many other wheels besides pallet jack wheels, also known as load wheels, within the industry. After entering the market with its load wheel, Shark Wheel will immediately begin designing the larger drive wheels for use on a variety of machinery.

The signed licensing deal with Athalon is a financial milestone that qualifies as the first deal outside of Shark Wheel's core market. Smart luggage, golf luggage, kids backpacks, laptop cases and other travel bags will all use Shark Wheel Technology. Terms of the deal can be released upon contacting Shark Wheel and signing a non-disclosure agreement.

Licensing deals are the future of the company. Shark Wheel anticipates signing 4-8 new licensing agreements per year once development is completed. A traditional royalty of 8% is standard in many industries, although there is variance depending on many factors.

Shark Wheel has a signed development deal with one of the largest companies in the Material Handling industry. The development agreement calls for contract negotiations to begin in August 2017 with the 6" pallet jack wheel being the first product to reach commercialization.

Shark Wheel has a signed term sheet with one of the largest manufacturers in the lawn and garden industry.

Shark Wheel has a signed term sheet with one of the largest medical companies in the industry with ambulance cot wheels being the first product to reach commercialization.

Liquidity and Capital Resources

Shark Wheel sees a path to substantial growth using the investment funds from this campaign and the funds from an existing warrant held by a current investor. With that said, it is entirely possible that Shark Wheel decides in the best interest of the company to raise additional capital in the future. The more focus Shark Wheel has on

licensing revenue, as opposed to manufacturing, the less capital the company will require as it grows.

Shark Wheel understands that it takes money to build a strong foundation with great talent to maximize the company's potential. It will always make calculated decisions with the best interest of the company in mind.

Shark Wheel will immediately use the investment funds from this campaign. The money will immediately be used for wheel development, inventory purchases and patent protection. There is a version 2.0 design that needs to be filed with the US patent office.

Shark Wheel must pay off one relatively small loan. The loan is $25,000 from the CEO of Shark Wheel. The money is currently being used just for inventory purchases for the skateboarding industry. The interest on the loan is only $125 per month (0.5% per month). Shark Wheel will use investment funds to pay off this loan.

One of Shark Wheel's investors holds a warrant that expires in December of 2017.

Indebtedness

Shark Wheel has an outstanding loan for $25,000 that is owed to the CEO of the company. The terms of the loan are 0.5% interest per month ($125 interest per month). The funds are being used strictly for inventory purchases. Investment funds will be used to immediately pay the loan in full. If for some reason the loan is not paid back by June 7, 2018 a balloon payment of $25,000 plus interest payments will be owed. Shark Wheel anticipates paying back the loan in full within 30-45 days of this campaign launching.

Recent offerings of securities

- 2014-07-21, Section 4(a)(2), 75000 Class A Common Stock - Equity. Use of proceeds: Development of skateboard wheels, skateboard wheel molds, operating expenses. Three investors came in at a $10 million valuation. Equity investment - member units sold.
- 2015-04-27, Section 4(a)(2), 50000 Class A Common Stock - Equity. Use of proceeds: CTO David Patrick sells shares back to Shark Wheel. Equity agreement - member units sold.
- 2015-09-25, Section 4(a)(2), 25000 Class A Common Stock - Equity. Use of proceeds: Research and development, inventory purchases. One investor comes in at a $10 million valuation. Equity investment - member units sold.
- 2016-03-15, Rule 506(b) of Reg D, 750000 Convertible Note. Use of proceeds: Research and development, prototyping, inventory purchases. Convertible note investment - converted to equity, member units sold. Conversion of note in March 2016. Aggregate amount raised $750,000.
- 2016-03-15, Section 4(a)(2), 500000 Class A Common Stock - Equity. Use of proceeds: Research and development, prototyping, inventory purchases. Equity

investment - member units sold.

- 2014-04-22, Section 4(a)(2), 27000 Class A Common Stock - Equity. Use of proceeds: Operational expenses. Research and design. Mold making. Inventory purchases. Equity investment - member units sold.

Valuation

$15,000,024.00

Fair market value was determined to be $10,000,000 based on the patents alone before the company officially entered the market in 2014. Multiple sophisticated investors invested at the $10 million valuation as early as 2014. In January of 2017, a warrant was issued at a $12 million valuation. That valuation was determined before multiple-industry-leading companies contacted Shark Wheel about making wheels for their industry. Shark Wheel's valuation was determined in a joint effort by the officers of the company, the company's law firm Wilson Sonsini, and other consultants to Shark Wheel. Since that time, many opportunities to enter other markets with industry-leading companies have arisen. In that time frame, development on multiple wheels has been completed and has driven the valuation up to $15 million dollars.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds	$10,000	$100,000
Start Engine Fees	$600	$6,000
Net Proceeds	$9,400	$94,000
R&D	$2,000	$30,000
Marketing	$0	$5,000
Working Capital	$1,650	$12,500
Patent	$1,000	$7,500
Inventory	$2,500	$23,750
Loan Payment	$2,250	$15,250
Total Use of Net Proceeds	100%	100%

Shark Wheel is seeking to raise a minimum of $10,000 (target amount) and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $100,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $940,000 over the course of one year, setting the company up for perpetual cash flow positive status.

Shark Wheel is raising capital to continue to grow its current core market of skateboarding, but its primary reason for obtaining capital is to complete the research and development of wheels for various other industries. Shark Wheel will immediately use investment funds to pay off an existing loan, complete development of wheels for

various markets, make necessary inventory purchases, and hire necessary talent that will help accelerate the growth of the company.

Shark Wheel has been so focused on the company's future development, it has never had a sales team or a real marketing budget. Shark Wheel is in hundreds if not thousands of retail shops around the world even though it has never made a phone call or a sales pitch to get its product into stores. All stores to date have reached out to Shark Wheel to carry the product or have purchased through distributors. Some investment funds will be used to bring in salespeople that have been immersed in the skateboarding industry.

Shark Wheel's primary use of proceeds will be to continue developing wheels with the end-goal to license the technology to industry leaders. Everything from industrial equipment, to medical equipment, to farming equipment and even to toys. Investment funds will be used to take control of the testing procedures and hire a 3rd party testing lab to verify all of Shark Wheel's advantages in each use. This will greatly expedite the commercialization process.

Shark Wheel currently has terms with vendors, such as its skateboard wheels manufacturer and its metal machinist who makes some of its molds. Currently, Shark Wheel owes its metal machinist under $10,000, although none of the payments are late. Shark Wheel's total bills for its skateboard wheel manufacturer currently (as of 7/11/2017) total $47,056.82. Shark Wheel will pay $14,151.027 of the bill before withdrawing money from this campaign. The remainder will be paid by investment monies.

Shark Wheel pays its skateboard manufacturer multiple times per month, every month as inventory continues to roll in. Furthermore, two of Shark Wheel's executives have foregone multiple payroll cycles in the best interest of the company. Foregone payments have been used to purchase more inventory to keep growing the company's sales.

Irregular Use of Proceeds

Shark Wheel might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary, as well as independent contract payments; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or

directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at https://sharkwheel.com the section labeled "Annual Report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Shark Wheel LLC

[See attached]

SHARK WHEEL, LLC

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2016 AND 2015

Shark Wheel, LLC

Index to the Consolidated Financial Statements

Shark Wheel, LLC
Consolidated Balance Sheets

		December 31, 2016		December 31, 2015
ASSETS				
Current Assets				
Cash	$	233,640	$	76,624
Accounts receivable		4,138		7,797
Note receivable - related party		25,812		25,812
Inventories		70,359		39,258
Total Current Assets		333,949		149,491
Fixed assets, net		17,584		20,863
Other noncurrent assets		42,842		47,387
Total Assets	$	394,375	$	217,741
LIABILITIES & MEMBERS' EQUITY (DEFICIT)				
Current Liabilities				
Accounts payable	$	47,042	$	38,334
Accrued liabilities		8,326		52,256
Convertible debt		-		611,939
Total Current Liabilities		55,368		702,529
Members' Equity (Deficit)				
Members' equity (deficit)		339,007		(622,849)
Additional paid-in capital		-		138,061
Total Members' Equity (Deficit)		339,007		(484,788)
Total Liabilities & Members' Equity (Deficit)	$	394,375	$	217,741

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, LLC
Consolidated Statements of Operations

	For the Year Ended	
	December 31, 2016	December 31, 2015
Revenue	$ 708,820	$ 541,696
Cost of goods sold	313,314	298,469
Gross Profit	395,506	243,227
Operating Expenses		
Sales and marketing	152,618	109,645
General and administrative	401,168	368,606
Research and development	209,110	153,210
Total Operating Expenses	762,896	631,461
Operating Loss	(367,390)	(388,234)
Other Expenses		
Interest expense	37,722	40,310
Other expense	-	53
Loss Before Income Taxes	(405,112)	(428,597)
Income taxes	19,102	6,191
Net Loss	$ (424,214)	$ (434,788)
Beginning Members' Equity (Deficit)	$ (622,849)	$ (271,298)
Net loss	(424,214)	(434,788)
Conversion of convertible debt	840,123	-
Members' contribution	545,947	83,237
Ending Members' Equity (Deficit)	$ 339,007	$ (622,849)

The accompany notes are an integral part of these consolidated financial statements.

Shark Wheel, LLC

Consolidated Statements of Cash Flows

	For the Year Ended			
	December 31, 2016		December 31, 2015	
Cash Flow From Operating Activities:				
Net loss	$	(424,214)	$	(434,788)
Adjustments to reconcile net loss to cash flows used in operating activities:				
Depreciation and amortization		15,087		17,454
Interest converted to members' equity		37,722		-
Changes in operating assets and liabilities:				
Accounts receivable		3,659		(7,301)
Inventories		(31,101)		34,221
Other assets		(4,551)		(8,175)
Accounts payable and accrued liabilities		17,179		63,136
Net cash used in operating activities		(386,219)		(335,453)
Cash Flow From Investing Activities:				
Purchase of fixed assets		(2,712)		(6,094)
Acquisition of patent		-		(45,203)
Note receivable from related party		-		(7,707)
Net cash used in investing activities		(2,712)		(59,004)
Cash Flow From Financing Activities:				
Repayment of note payable		-		(33,000)
Issuance of convertible debt		-		250,000
Member contributions		545,947		83,237
Net cash provided by financing activities		545,947		300,237
Increase (Decrease) in cash and cash equivalents		157,016		(94,220)
Cash and equivalents, beginning of period		76,624		170,844
Cash and equivalents, end of period	$	233,640	$	76,624

The accompany notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF OPERATIONS

Shark Wheel, LLC was formed on October 24, 2012 in the State of California. The consolidated financial statements of Shark Wheel, LLC and its subsidiaries (the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Lake Forest, California.

The Company develops, manufactures, and markets helical wheels that, rather than being the traditional circular shape, are composed of one or many three-dimensional sine waves. The Shark Wheel is a more efficient wheel with performance advantages in speed, friction, longevity, and off-road capabilities. It provides better maneuverability over debris, water, and other conditions that deteriorate the performance of conventional wheels. It is currently marketed for skateboard, longboard, and roller skate applications, but future applications include luggage wheels, pallet jack wheels, ambulance stretcher wheels, wheelchair wheels, as well as other transportation and industrial applications. Shark Wheel has already begun development on many of these wheels, working with many industry-leading partners in development deals. Shark Wheel will manufacture in certain industries, and license its technology in other markets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
Preparation of the consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Advertising
The Company expenses advertising costs as incurred.

Income Taxes
The Company is a limited liability corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for those leases previously classified as operating leases. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU but does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under US GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. The Company is currently evaluating the effect that the updated standard will have on its financial position and results of operations.

The FASB issues ASUs to amend the authoritative literature in the Accounting Standards Codification ("ASC"). There have been a number of ASUs to date, including those above, that amend the original text of the ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact the Company's consolidated financial statements.

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and had net cash used in operating activities of $386,219 and $335,453 for the years ended December 31, 2016 and 2015, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through the sale of products, debt financing, and a Regulation Crowdfunding offering. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – INVENTORIES

The Company had finished goods inventories of $70,359 and $39,258 as of December 31, 2016 and 2015, respectively. The Company does not hold any raw materials or work-in-process inventories.

NOTE 5 – FIXED ASSETS

Fixed assets are comprised of the following:

	December 31, 2016		December 31, 2015	
Furniture and Equipment	$	14,970	$	12,258
Molds		19,532		19,532
		34,502		31,790
Less accumulated depreciation		(16,918)		(10,927)
	$	17,584	$	20,863

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight line and double declining balance methods. Furniture and equipment is depreciated over estimated useful

lives of five to seven years. Molds are depreciated over an estimated useful life of five years. Estimated useful lives are periodically reviewed and, where appropriate, changes are made prospectively. The carrying value of fixed assets is reviewed when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Any potential impairment identified is assessed by evaluating the operating performance. When fixed assets are sold or retired, the cost of the fixed asset and the related accumulated depreciation are removed from the consolidated balance sheet, and any resulting gain or loss is included in the results of operations.

NOTE 6 – CONVERTIBLE DEBT

In 2014, the Company issued convertible debt with a total principal amount of $500,000. In 2015, the Company issued additional convertible debt with a principal amount of $250,000. The debt had an interest rate of 6% and a term of two years. The convertible debt contained a beneficial conversion feature, which was separately valued and recorded within equity. As of December 31, 2015, the value of the equity component was $138,061. In 2016, the debt converted to 1,075 LLC units upon a financing event.

NOTE 7 – RELATED PARTY TRANSACTIONS

In 2015, the Company issued a note to a co-founder of the Company. The note is unsecured, bears no interest, and has no fixed terms of repayment. The note receivable totaled $25,812 as of December 31, 2016 and 2015.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 9 – MEMBERS' EQUITY (DEFICIT)

Members' equity (deficit) totaled $339,007 and ($622,849) as of December 31, 2016 and 2015, respectively. As of December 31, 2015, the Company had 14 LLC members and 10,879 LLC units outstanding. As of December 31, 2016, the Company had 21 LLC members and 12,580 LLC units outstanding.

The debts, obligations, and liabilities of the Company, whether arising on contract, tort, or otherwise, are solely the debt, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 10 – SUBSEQUENT EVENTS

In January 2017, the Company received an installment loan of $14,000 with an interest rate of 6.9% from Amazon Capital Services, payable in monthly installments over six months.

Also in January 2017, the Company issued a warrant to an existing LLC member with the right to purchase additional LLC units up to a maximum of 10% of the Company at a $12 million valuation. The warrant's exercise period expires on December 31, 2017.

In June 2017, a co-founder of the Company extended a working capital loan of $25,000 with an interest rate of 6% to the Company. The loan will mature with a lump sum payment due in June 2018.

Also in June 2017, the Company amended and restated its operating agreement. The amended and restated operating agreement included a forward unit split, in which each outstanding LLC unit was split and converted into 1,192 voting units. Immediately following the forward unit split, the Company had 15,000,024 voting units outstanding. Additionally, the amended and restated operating agreement provided for non-voting units.

The Company has evaluated subsequent events that occurred after December 31, 2016 through July 7, 2017, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time that would have a material effect on the consolidated financial statements.

I, Zack Fleishman, the Chief Operating Officer (Principal Executive Officer) of Shark Wheel, hereby certify that the financial statements of Shark Wheel and notes thereto for the periods 2015 and 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Shark Wheel has not yet filed its federal tax return for 2016. For the year 2015, the amounts reported on our tax returns were total income of $643,319; taxable income of -$661,780 and total tax of $4,900.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the July 17, 2017.

_____ (Signature)

_____COO/PEO_____ (Title)

_____July 17, 2017_____ (Date)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

The Reinvention of the Wheel.

For those that have never heard of the Shark Wheel we invite you to learn more about our innovative technology.

For those familiar, we are releasing our behind-the-scenes developments for the first time ever.

Shark Wheel Start Engine

0I'm Zack Fleishman chief operating0:02officer of Shark wheel at shark wheel0:04we believe that the sine waves nature's0:06preferred choice of motion no matter0:08where you look in nature you will always0:10see a sine wave pass sine waves can be0:12seen in how radio waves and ocean waves0:15move even how fish and sharks swim in0:18the ocean to how planets move around the0:21Sun and even how humans walk with an0:23alternating gait that defines a sine0:25wave motion we found that the shark will0:28has many inherent advantages built into0:31it we've done testing at three0:33scientific laboratories including San0:35Diego State University mechanical

0:37engineering department we found0:39advantages of speed longevity and0:42friction the number one advantage0:45however is how shark wheels perform over0:47rough terrain traditional wheels attempt0:50to go over objects which can lead to a0:52decline in performance while shark0:54wheels tend to go around objects which0:57leads to a performance advantage shark1:01wheel technology can currently be found1:03in the skate market where we're seeing1:05growth year over year in addition we're1:10expanding into the luggage industry this1:12year which includes backpacks computer1:15cases travel bags and golf equipment1:18also we're excited to announce that our1:21technology is and development with1:23industry-leading partners for1:24wheelchairs farming equipment lawn and1:27garden equipment forklifts pallet jacks1:31ambulance cots hospital beds and much1:34more we decided to launch an equity1:38

crowdfunding campaign to allow the1:39public an opportunity to invest in shark1:42wheel we hope you'll join us thank you1:44for watching

Shark Tank (First Pitch)

Hello sharks. My name is david patrick and this is my business partner zack fleishman. we're here today seeking $100,000 in exchange for 5% of our company, Shark Wheel. This is the wheel. And It's been around for over 5,000 years, but if you think about it the current wheel has many limitations. For example, thin wheels are fast, but they don't grip well. And Wide wheels grip, but they're slow and heavy. Why can't we have one wheel that just does it all? After 5,000 years I think we deserve an upgrade. But, unfortunately no one has been able to figure it out. Not Einstein, not Da Vinci, and not even you Mr. Wonderful. But I did. I reinvented the wheel. Literally. I came up with a mathematically balanced design that's based on a cube. Now I know you're gonna think how can design based on a cube even roll. But, take a look. We discovered that not only did our wheel roll, it rolled better than the traditional wheel. We came up with a

wheel that is faster, has more grip, lasts longer and goes over virtually any terrain. But, we wouldn't be naive enough to show up with just an idea. We started out to prove our wheel was the best by going into one of the largest consumer wheel industries. Skateboard wheels. And the Shark Wheel is winning rave reviews. Our wheels are faster have better grip and our smoother over any sort of pavement. Something no other wheel can do. But, this is just one of the industries that we're in. This is our skateboard wheel. This is the wheel that we're selling worldwide right now. it's one of the fastest wheels on the market. Coming up now is our midsize wheel. This is on a stroller. it makes the stroller easier to push. Next up this is our large sized wheel. this goes on any terrain. through sand through mud through grass and it just looks awesome. sharks i want to welcome you to what is nothing less than the reinvention of the wheel. is this for real?

Discovery Channel (Future Tech)

the wheel tried tested true can't get0:06much better or can it0:11the shark wheel is the best of both0:13worlds you take all of the things that0:15are great about fat grippy tires and all0:18the things that are great about skinny0:19fast tires and you put them together0:21into one wheel and it performs how you0:23need it to perform when you need it to0:25perform good are you kidding me we've0:29got two million dollars riding on this0:31design carrying everything forward it's0:33really fulfilling to do something that0:36you really love you can't help but smile0:39it's a square wheel shark wheels are0:42David Patrick's latest baby today we're0:44putting them on skateboards and to the0:46test like most great inventions you fall0:49into it it's an accident and what we0:52were doing was we were trying to invent0:53a new kind of carnival ride0:55what I know for lack of a better word it0:57was a carnival ride but it was a ride0:59that was going to spin three dimensional1:01and that was something nobody had ever1:03done so when I was drawing out all these1:05plans for these things we suddenly1:08realized we had a wheel sitting in there1:10and even though the wheel is based on a1:12cube a perfect cube it's still roll but1:15then we finally realized not only could1:17it work as a wheel it could1:19competitively compete against1:21traditional wheels and win wait wait1:23wait wait you're saying your wheels1:24gonna be better than the wheel that's1:26been around for oh I don't know forever1:28mmm did the research and they've been1:31spinning for almost 12,000 years well1:33it's an improvement upon the wheel in1:36certain categories that is a bold claim1:38is a weird one I'm sure so from the side1:41like it does actually look very cube1:42esque how does it even roll and how does1:44it work well as you mentioned it is a1:47perfect cube it's something that's flat1:49on six sides and you wouldn't normally1:51think something that was flat on six1:53side was roll no but it is actually a1:55perfect circle and it's just a sine wave1:57when you look at it from the side where2:00would a sine wave no sine wave when I2:02think about sine waves I think about2:03frequency and have exactly amplitude and2:05frequency you see them all the time but2:07you're seeing them two dimensionally2:08this is a three-dimensional sine2:10but the sign wave design pushes debris2:13from under the wheel to improve grip and2:15stability even though this wheel could2:19potentially be used anywhere2:21skateboarding is a good place to start2:23since writers have so many different2:24wheels to choose from this is our2:26longboard wheel okay and as you can see2:28you've got one wheel with one flat2:30surface and one lip we've got a wheel2:32that has three lips and three grooves so2:35you're going to be able to take this2:36wheel faster than you would a normal2:37wheel through rougher terrain and you're2:40going to find that has phenomenal grip2:41look it'll be honest with you man

I2:43would avoid that too ring with all my2:45heart if I could well give it a whirl I2:54didn't feel any control through that at2:56all man it was sliding like this give2:58this away oh yeah3:05there are you kidding me a sailed right3:07through it right what's happening is3:10when you have a traditional wheel and3:12this wheel has to go over dirt or gravel3:14it basically has to steamroller right3:16over it it can't nothing can get out of3:18the way when you've got a wheel like3:20this the gravel gets pushed to the side3:22into the grooves and you end up cutting3:24a path through it so for that test going3:26through sand I would say that's passed I3:29had my doubts but it really does feel3:32good from power slides to splashing3:35through water this reinvention of the3:37wheel is working for me all right so3:40you've seen our longboard wheel you've3:42seen a bunch of different tests of that3:43and how it performs in different3:44surfaces let's go get to the real stuff3:46let's go get in the bowls let's do it3:48man reactions from the street will make3:51or break this for David telling him if3:53he can launch into production or if3:55he'll have to head back to the drawing3:56board I mean to be honest I was just3:58completely spellbound I did not4:00understand how it could even be possible4:02that it would roll oh they feel good4:05yeah like for the shape of them like I4:08would not expect them with just ride4:10like that yesterday how's it feel when4:13you land it like normal again I'm a will4:18they bomb right on brother4:21we're pretty good copy the picture4:24skateboarding I've written a lot of4:27wheels I mean I know I know the feel the4:29difference and yeah and it's not just4:33the kids at Venice Beach that David is4:34making an impression on I brought it all4:37the way up to the Godfather aborting4:39kind of getting your idea show you this4:42bad boy right here oh well I actually4:44have seen these have you yeah the shark4:46wheel right yeah yeah yeah it looks4:48crazy when it's rolling probably for4:50stuff that you're doing where it's just4:51more downhill this would be more4:52functional I am amazed at that there's a4:55technology I mean really do you really4:56reinvent the wheel that's pretty amazing4:58we've had tremendously positive response5:01and I think it's part because it's a5:03little bit so ridiculous that it's a5:05square that rolls it's common sense you5:08look at it and you realize why it works5:09it's been an easy thing for people to5:12accept somehow even though it's so5:13bizarre

FedEx Online Commercial (FedEx Centric #1)

[Music]0:01there are two types of people imitators0:04and innovators the innovators are the0:06ones who really rise above and change0:08the world and that's what we've tried to0:10do it's shark wheel when we entered the0:13market we change the geometry of the0:15wheel itself and that's what made is0:17great that's what made us unique we0:19ended up taking this basic sine wave0:21shape and turning it into a skateboard0:23wheel our wheels are fast without0:26sacrificing grip because their Center is0:28always oscillating always changing the0:31wheels wear down evenly when you're0:33sliding around a corner you can feel how0:36the wheel grips the road and how it0:38continues to spin as it's sliding out so0:41you have this amazing ability to break0:43away from the wheel to begin the slide0:45and an amazing ability to catch that0:47wheel back to regain control people will0:50buy it once because it's weird they'll0:52buy it twice because it works and that's0:54what we do we make a product that the0:56performance itself is what sells it yes0:59it's weird yes it's cool yes it's all1:01those things but it performs and that's1:03the bottom line when the need for1:05shipping started to arise everybody1:07claimed to have a solution but they1:08always had a partial solution fedex came1:11in and offered a total solution and not1:13just a total solution that was hey we1:15can handle the international we can1:16handle domestic fedex

offered a solution1:18that was not only handling the shipping1:21but also the processes behind them1:24all of these things that you're dealing1:26with with customs where you have all1:28these different packing slips and forms1:29they've automated the whole thing1:30downwards just put the information push1:32a button and it all prints out one time1:34one label it's all done in the barcode1:36FedEx was the only one that could come1:38in and give us a total value proposition1:40where it was we're gonna take something1:42that took you 11 minutes down to one and1:43a half minutes look at how much you're1:45saving just from that when we got to the1:49finish line where fedex had showed us1:51how to do it all in one system and how1:53to get rid of all the redundancy we1:55thought we were done and then fedex came1:58back and just put it over the top the2:01label was something that was just a2:02plain white label everybody knows what2:04

that is and fedex came to us and turned2:06it into a sales tool turned it into a2:08little mini brochure and I had never2:10seen anything like that in my life we2:14literally reinvented the wheel and our2:16customers love it and it's that same2:18thirst for innovation that drive to be2:21better that keeps us going and we can't2:25wait to bring shark wheel to pretty much2:26anything that rolls and we are glad that2:29fedex has decided to join us in this2:31journey2:32[Music]

FedEx Online Commercial (Shark Wheel Centric #2)

:08when you're a skater you and the board0:12become one your positioned on it you're0:15balanced on it and the two of you are in0:17a dance and there's nothing like that0:19it's a really fulfilling feeling it's0:22something like wow I've mastered this0:24thing and that's what everybody loves is0:27you love the feeling of writing you love0:30the feeling of flowing and transitioning0:33and you know feeling gravity push you up0:35against a wall and then all of a sudden0:36you're in a freefall back down but when0:40there is the 200-foot cliff and there's0:42no guardrail and you're doing 50 miles0:44an hour it's just an amazing thing it is0:49high speed high tension high adrenaline0:52stuff going on and that's what we all0:54are constantly chasing is that that flow0:58that feeling and it's one of those1:00things that I wish everybody could1:02experience because there's nothing like1:04that freedom and peacefulness that comes1:06with mastering something1:16most people think that there's nothing1:18wrong with a circular wheel and for the1:20most part there isn't a problem for1:23example a bicycle wheel you either pick1:25one that has a very thin wheel that you1:28want to travel very fast on like a1:30typical road bike or you have a wide1:32wheel and you get to go off-roading and1:34you have improved traction and grip but1:36the wide wheel doesn't go fast doesn't1:39swivel well and the thin wheel doesn't1:41go off-roading doesn't provide much1:43traction and grip we ended up taking1:45this basic sine wave shape turning it1:47into a skateboard wheel and ending up1:49with a product that gave you the1:51benefits of both of those worlds we are1:53built for the cruiser free ride and the1:55longboard market when you're riding our1:57wheels going downhill going in a1:59straight line we pick up a lot more2:00speed and we hold that speed second2:03thing is as you go around that corner2:04you're going to be able to load up on2:06the wheel and get it to grip as much as2:07you want but then when you need to2:09release it let it go sideways you can go2:11from really hard grip to absolutely2:15icing out in a really controllable easy2:18manner they have a very forgiving

impact2:22and that's a big deal because the impact2:24travels through the rest of your body so2:25we take some of that absorption away we2:28offer a tremendous amount of control2:30tremendous amount of speed and we smooth2:32out the surface a lot if you've never2:35ridden our wheels before you're missing2:37out on an experience there is nothing2:39like getting on a wheel that you2:41absolutely cannot fathom how it would2:43work and then it just absolutely blows2:45you away I want you to ride it and I2:49want you to feel it for yourself2:56you

FedEx Online Commercial (New Release Centric #3)

for 5,000 years the round wheel has been0:02how people get where they're going then0:04shark wheel came along and literally0:06reinvented the wheel they created square0:09wheels that have excellent grip great0:11speed and a smooth ride to reinvent0:14their shipping shark wheel turn to FedEx0:16now they have simplified automated0:18shipping and can spend more time growing0:21their business shark wheel gives their0:23customers a smoother ride FedEx can help0:26you ship more efficiently

Inventor on the Origin of Shark Wheel

0:02hi my name is David Patrick and I'm the0:05inventor of the shark wheel and I want0:07to tell you a little bit about our0:08company and how this all came to be0:10because it's a very common question0:11people ask is how did you come up with a0:14square wheel like everything0:17nobody ever sets out to do something0:19like this you would never go out there0:20and say hey I want to make a square0:22wheel0:22things happen by accident and in our0:24case it was a we have a great team of0:27people and when you've got a product0:29like ours that's based on something0:30simple it ends up finding the right home0:32and that's how shark will came to be so0:35real quick we originally started out0:37with a turbine design this was a new0:39kind of propeller that we patented and0:41we knew that to make this design we had0:44to create some very specific shapes and0:46one of the shapes that we created which0:49is the main shape we knew was a 100%0:54perfect cube it was flat on six sides0:57and it was based on a cube and we knew1:00that from the beginning and what we1:02didn't know was that this shape that1:05while it was a cubed it was also a1:06perfect circle and it was going to roll1:09perfectly and so by complete accident we1:12ended up with the shape that while it1:15was a perfect cube it was also a perfect1:16circle and rolled like a wheel and for1:19years we knew about it and we didn't do1:21anything it was just one of those weird1:23things that you would show to people and1:24say hey do you think this would ever1:26roll and they say of course not and you1:27show it rolling and they'd always be1:29amazing and then one day we figured out1:32wow if we started putting these things1:34together we can make a wider wheel and1:36then we started realizing wow it1:38actually had advantages it was something1:40that even though it was crazy-looking it1:43was actually better than a regular wheel1:45depending on what you were doing with it1:47so when we finally came out with the1:50skateboard wheel that was just to prove1:51the concept it was to say hey this is1:53something that we think is going to work1:55we think it's going to be faster it's1:57going to have more grip it's going to be1:58able to go over rough terrain it's going2:00to work in the water all these other2:01things

and lo and behold it absolutely2:03did so we ended up with a product that2:06you never would have tried to do this2:09it's something that had to happen the2:11way that it did2:12by accident but once we knew what we2:15were working with then it became a2:17pursuit that you had to have a whole2:18team to do and that's what we're so2:20proud of here at shark wheel we have a2:21team of people that everybody knows how2:24to do their job professionally and we2:26create a world-class product we not only2:29have a great product we have a great2:30process in size out of our system so2:32we're a great company and everybody2:34always asks how we came up with this so2:36that's the short answer so thank you2:38very much

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